Exhibit (a)(1)

405 Park Avenue, New York, NY 10022

T: (212) 415-6500 F: (212) 230-1847
Investor Relations: (866) 902-0063

www.healthcaretrustinc.com

RECOMMENDATION TO REJECT THE UNSOLICITED
MacKenzie MINI-TENDER OFFER

If you are considering selling your shares in Healthcare Trust, Inc. to certain entities managed by MacKenzie Capital Management, LP, please read all of the information below.

August 22, 2016

Dear HTI Stockholder:

Recently you may have received an unsolicited mini-tender offer from MacKenzie Blue Ridge Fund III, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northwest Fund, LP, AHY Institutional Investors, Ltd., MPF Blue Ridge Fund I, LLC, MPF Blue Ridge II, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, Mackenzie Flagship Fund 15, LLC, MPF DeWaay Fund 7, LLC, MP Income Fund 12, LLC, MPF Opportunity Fund, LP, and Coastal Realty Business Trust (each an entity where MacKenzie Capital Management, LP is the manager, trustee or general partner, collectively “MacKenzie”) to purchase up to 500,000 shares of common stock of Healthcare Trust, Inc. (“HTI”), at a price equal to $14.00 per share (the “Mini-Tender”).

You should be aware that HTI is not affiliated with MacKenzie. In addition, we do NOT believe that this offer is in the best interest of our stockholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the Mini-Tender offer price of $14.00 per share is $8.27 less than $22.27, the latest estimated per-share net asset value that HTI reported in its Current Report on Form 8-K on April 11, 2016 (the “Estimated Per-Share NAV”). This translates to a discount of 37% to the Estimated Per-Share NAV. This is the most recent estimate of HTI’s per-share net asset value, and HTI’s board of directors (the “Board”) has no reason to believe that any events have occurred since this value was established that would have a significant negative impact on that Estimated Per-Share NAV.

OUR BOARD HAS REVIEWED THE TERMS OF THE MINI-TENDER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF COMMON STOCK. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after considering several factors, including:

•	The Board believes that the offer price is significantly less than the current Estimated Per-Share NAV of $22.27 as well as the potential long-term value of HTI’s common stock.

•	In establishing the current Estimated Per-Share NAV, the Board took into consideration appraisals of HTI’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board, and the Estimated Per-Share NAV is used in connection with the repurchases of common stock pursuant to HTI’s existing share repurchase program and distribution reinvestment plan.

•	MacKenzie acknowledges that in establishing the purchase price of $14.00 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with MacKenzie’s objectives.

•	MacKenzie states that it has not made an independent appraisal of HTI’s shares or HTI’s properties, and is not qualified to appraise real estate.

•	MacKenzie states that it has applied a discount to the estimated per share value with the intention of making a profit by holding on to the shares until HTI is liquidated, hopefully at close to the full estimated liquidation value of the shares.

•	HTI currently pays distributions at an annualized rate of $1.70 per share, which equates to an annualized yield equal to 7.63% per share based on the most recent Estimated Per-Share NAV. Although the Board cannot provide a guarantee that HTI will maintain its rate of distributions in the future, if you sell, you will no longer receive monthly distributions or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock.

•	None of HTI’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to MacKenzie.

•	As previously announced, a special committee comprised entirely of independent directors has initiated a strategic review process to identify, examine, and consider a range of strategic alternatives available to HTI with the objective of maximizing shareholder value. HTI also announced that the special strategic review committee has retained Morgan Stanley and Key Banc as financial advisors and Gibson, Dunn & Crutcher LLP has been retained as special legal counsel to assist in connection with the strategic review process. No decision has been made by HTI to enter into any transaction at this time, and there are no assurances that the consideration of strategic alternatives will result in any transaction. HTI does not intend to comment on or disclose developments regarding the strategic review process unless it deems further disclosure is appropriate or required.

HTI encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you have tendered or do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the Mini-Tender materials before deciding to participate. Please consult with your financial or tax advisor when considering the Mini-Tender.

HTI has filed a Schedule 14D-9 with the SEC providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 is available on the HTI website and the SEC’s website at www.sec.gov.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our stockholders. MacKenzie does not have access to ANY of your personal information or account information. In following the SEC guidelines for this Mini-Tender, MacKenzie is permitted to send materials to us that we must then forward to you, as is.

If you have any questions or need further information about your options, please feel free to contact HTI’s Investor Relations Department at 866-902-0063.

W. Todd Jensen
Interim Chief Executive Officer and President

Certain statements contained herein may be deemed to be forward-looking statements under federal securities laws. These statements include statements regarding the intent, belief or current expectations of HTI and members of its management team, as well as the assumptions on which such statements are based. Such statements generally can be identified by our use of words such as “believes,” “may,” “will,” “can,” “intend,” “anticipate,” “estimate,” “think,” “continue,” or other similar words. Forward-looking statements speak only as of the date they are made. For a list of the factors that could cause actual results to vary materially from those expressed in these forward-looking statements, see the risks identified in HTI’s Annual Report on Form 10-K filed with the SEC on March 11, 2016, its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2016, and HTI’s future filings.